[Pillsbury Winthrop Shaw Pittman LLP Letterhead]

October 7, 2009

By FedEx and Facsimile (703) 813-6968

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop Room 4631

Washington, D.C. 20549

Re:	Global Defense Technology & Systems, Inc.
Registration Statement on Form S-1
Filed September 3, 2009
File No. 333-161719

Dear Ms. Long:

On behalf of our client, Global Defense Technology & Systems, Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated September 30, 2009 to John Hillen, Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) which was filed with the Commission on September 3, 2009. We are enclosing the amended Registration Statement on Form S-1/A filed as of October 7, 2009 (the “Amended Registration Statement”) marked to show changes from the Registration Statement. References to page numbers in the Company’s responses refer to page numbers in the Amended Registration Statement. For your convenience, the Commission’s comments have been repeated herein in bold, with the Company’s response immediately following each of the Commission’s comments.

Cover page of registration statement

1.	Please check the appropriate box to indicate whether you are a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.

Complied with by checking the non-accelerated filer box on the Cover Page.

Summary Consolidated Financial Data, page 9

2.	We note that you include a reconciling item for the impairment of an intangible asset in your calculation of EBITDA. Given that this charge does not conform to the definition of EBITDA, please delete it. You may consider including this charge in your calculation of Adjusted EBITDA however, if you do, please provide a comprehensive discussion of why you do not believe this charge is recurring. Refer to Questions 8 and 14 in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Complied with under “Prospectus Summary – Summary Consolidated Financial Data” on page 11 and “Selected Consolidated Financial Data” on pages 34 and 35.

The Company has added back the impairment of intangible asset in the calculation of Adjusted EBITDA. The Company believes this charge to be non-recurring as it relates to the former trade name of its operating subsidiary, Global Strategies Group (North America) Inc., or GNA, which was an asset that was abandoned in the third quarter of 2008. Based on this abandonment, an impairment of its trade name intangible asset was recorded in full for the carrying amount of $2,447,000 due to the fact that the prior trade name would no longer be in use. The Company believes there were no, and are no, additional identified events or changes in circumstances that would indicate impairment of any other intangible asset.

3.	Please include a more specific and comprehensive discussion regarding why you believe the management fees you paid GLOBAL are not indicative of your ongoing operations. We note your disclosure on page 44, that, following completion of this offering, you will no longer pay fees to GLOBAL. However, it is not clear to us what services they provided or why you believe similar services will not be required in future periods. It is also not clear to us why such fees significantly increased during 2009. Refer to Question 8 in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In addition, based on the elimination of non-cash compensation in your calculation of Adjusted EBITDA, please ensure that your disclosures fully comply with SAB Topic 14:G.

Global Strategies Group, which includes Global Strategies Group Holding, S.A., or GLOBAL, and its subsidiaries, is a worldwide organization with operations in the U.S., Middle East, Asia and Asia Pacific. Global Strategies Group incurs certain administrative costs (“Group Costs”) in connection with the provision of group supervisory, compliance, administrative, structural and other activities and the performance of business development and strategic services for its worldwide operations, including the Company, as needed.

A portion of the Group Costs are allocated to the Company pursuant to a services agreement (the “Services Agreement”) between GSG Holding (United Kingdom) Ltd, a member of Global Strategies Group, and the Company.

In connection with the Company’s initial public offering, the parties to the Services Agreement have determined that the Company should no longer be allocated its portion of the Group Costs, and thus have agreed to terminate the Services Agreement upon consummation of the offering. As a result, the Company views the historical allocation of Group Costs as non-recurring because it does not anticipate being charged such allocation in the future.

The Company has also expanded its disclosure under “Prospectus Summary – Summary Consolidated Financial Data” on page 12 and “Selected Consolidated Financial Data” on page 35 to make it clear that following completion of the offering, the Company will no longer incur additional costs related to these services on a going-forward basis.

In addition, we have revised our disclosure under “Prospectus Summary – Summary Consolidated Financial Data” on page 12 and “Selected Consolidated Financial Data” on page 34 to reflect the Company’s decision not to eliminate stock-based compensation expense from the definition of Adjusted EBITDA. The Company notes that it continues to believe that the elimination of stock-based compensation expense from the definition of Adjusted EBITDA provides useful information to investors by allowing them to evaluate the Company’s operating results without the additional variations caused by non-cash stock-based compensation expense, which is not comparable from year-to-year due to changes in accounting treatment. However, neither the definition of EBITDA in the Company’s credit facility nor the Adjusted EBITDA definition used by the Company as a performance measure under its short-term non-equity incentive compensation plan eliminates stock-based compensation expense. Therefore, the Company does not currently use Adjusted EBITDA excluding stock-based compensation expense in any material manner to conduct or evaluate its business.

Risk factors, page 13

“We rely on a few large contracts for a significant portion of our revenue…”, page 14

4.	We note your disclosure on page 38 that the Department of Justice counter-terrorism contract was extended to September 15, 2009. Please revise this paragraph to make clear that the contract with the Department of Justice has recently expired. Please revise this section and your disclosure on page 38 to update the current status of the contract and if possible, provide a more specific date by which you expect to receive a new contract award. Please further disclose that renewal of the contract is not guaranteed. Finally, please describe the impact non-renewal of this contract will have on your financial results and provide an appropriate cross-reference to the disclosure on page 38 for further context to your discussion.

We note that on September 8, 2009, the Company was awarded a replacement contract by the Department of Justice. “Management’s Discussion and Analysis of Financial Reporting and Results of Operations – Overview” on page 38 has been updated to reflect the terms of the replacement contract. Accordingly, the Company does not believe that the disclosure requested by the Staff in its comment is needed.

“Because we are under foreign ownership, control or influence (FOCI)…”, page 15

5.	Please elaborate on the nature of the risk associated with your compliance obligations under the SSA. We note your disclosure that the obligations are significant, but the attendant risk is not clear from your disclosure.

The Company has complied with the Staff’s comment by expanding the disclosure under “Risk Factors – Because we are under foreign ownership, control or influence (FOCI), and our subsidiary is performing on U.S. classified contracts, we are a party to a Special Security Agreement with the Department of Defense and are subject to other requirements of the National Industrial Security Program Operating Manual, which impose significant compliance obligations upon us. Our failure to comply with these obligations could result in our not being able to continue performing under our U.S. classified contracts, which would have a material adverse effect on our business” on pages 15 and 16 as follows:

“We currently maintain a Top Secret level facility security clearance, or FCL, under the SSA and derive a significant portion of our revenues from classified contracts. If we were to violate the terms and requirements of the SSA, the NISPOM, or any other applicable U.S. government industrial security regulations, we could lose our FCL. We cannot give any assurance that we will be able to maintain our FCL. If for some reason our FCL were suspended, invalidated or terminated, we would not be able to continue to perform our classified contracts in effect at that time or enter into new classified contracts. This would result in our not being able to recognize revenue and would thereby have a material adverse effect on our business, results of operations and financial condition.”

Risks Related to Our Common Stock and This Offering, page 24

“No market currently exists for our common stock, and an active trading market for …”, page 24

6.	Please note that disclosure should not suggest that your application for listing on an exchange will be successful unless there is reasonable assurance that the securities will be acceptable to the exchange for listing. Therefore, please revise to clarify that there is no guarantee that your common stock will be approved for listing on the Nasdaq Global Market.

Complied with in “Risk Factors – Risk Factors Relating to Our Common Stock and this Offering – No market currently exists for our common stock, and an active trading market for our common stock may not develop” on page 24 by including the following language:

“We have filed an application to list our common stock for trading on the Nasdaq Global Market. However, we cannot assure you that our common stock will be approved for listing on the Nasdaq Global Market, or if approved, that an active trading market for our common stock will develop on that exchange or elsewhere, or if developed, that any trading market will continue.”

Use of Proceeds, page 28

7.	Please revise the second paragraph to state the maturity date of each demand note. Please also file, as exhibits, all demand notes referenced in this section.

The Staff’s request that the Company file as exhibits all the demand notes referenced in “Use of Proceeds” has been complied with. The Company respectfully notes that demand notes are, by their terms, payable at any time upon demand of the holder and thus do not have fixed maturity dates. Accordingly, no maturity dates have been disclosed.

8.	We note your reference to a loan and security agreement dated February 9, 2007 (as amended on September 3, 2009). Please file the loan and security agreement, including all amendments thereto, as an exhibit to your registration statement.

Complied with.

Capitalization, page 29

9.	We note your disclosure here as well on page 5 that you will assume all options previously granted under the SFA Plan. Please disclose how you intend to account for this modification including any consideration of paragraph 51 of FAS 123(R).

Complied with by expanding the disclosure in “Prospectus Summary – Summary Consolidated Financial Data – Basis of Presentation” on page 9 and “Selected Consolidated Financial Data – Basis of Presentation” on pages 32 and 33 to include the following:

“We expect that the exchange of stock options in GNA for stock options in GLOBAL Defense Technology will represent a probable-to-probable type modification in accordance with Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payments, or SFAS No. 123R. We do not anticipate that this modification will result in incremental fair value because the terms affecting the fair value will not be modified. Therefore, we do not expect to recognize any additional compensation expense on the modification date.”

Selected Consolidated Financial Data, page 32

10.	Please provide or cross-reference to all the disclosures required by Item 10(e) of Regulation S-K for your presentations of EBITDA and Adjusted EBITDA.

Complied with under footnote (a) to the table under footnote (4) to the “Selected Consolidated Financial Data” table on page 35 by including the requested cross-reference.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

11.	Please revise MD&A to address the following:

•

Provide a qualitative and quantitative discussion of your product and service revenues and costs by contract type. Given that each of your contract types appear to present different risks, such a discussion may better allow an investor to understand the amount and type of revenue subject to such respective risks.

•	Provide a more specific discussion of the underlying reasons for changes in revenue for each of your three significant contracts.

•	Specifically discuss and quantify factors such as pricing, new orders, and demand that impacted your revenue and operating income where practicable.

•

We note your disclose on page 45 that you will be completing delivery of some higher margin contracts in 2009. Please address and quantify the impact of these contracts on your historical revenue and operating income and the expected impact of their completion on your future results.

Complied with.

The Staff’s request in the first bullet of this comment has been addressed by expanding the disclosure under “Management’s Discussion and Analysis on Financial Condition and Results of Operation – Revenue” on page 40, which states as follows:

“Our product revenue, which is included in our FMMS segment, is primarily derived from fixed-price contracts. Our service revenue, which is included in our TIS segment, is primarily derived from cost-plus and time-and-material contracts.”

In addition, on page 40, the Company has included a cross-reference to “Management’s Discussion and Analysis on Financial Condition and Results of Operation – Critical Accounting Policies – Revenue Recognition” on page 50. The Company also wishes to bring to the Staff’s attention the chart under “Management’s Discussion and Analysis on Financial Condition and Results of Operation – Results of Operations – Revenue” on page 41, which sets forth the Company’s historical revenue by segment.

The Staff’s requests in the second and third bullets of this comment have been addressed by expanding the disclosure related to each of the Company’s three significant contracts in “Management’s Discussion and Analysis on Financial Condition and Results of Operation – Overview” on page 38. In addition, the Company has also expanded the disclosure relating to trends in revenue of the Company’s two reportable segments in “Management’s Discussion and Analysis on Financial Condition and Results of Operation – Results of Operations” on pages 41 and 42.

The Staff’s request in the fourth bullet of this comment has been addressed by expanding the disclosure in “Management’s Discussion and Analysis on Financial Condition and Results of Operation – Results of Operations – Operating Income (Loss)” on page 46 to provide the Company’s estimated operating margin for the FMMS segment in 2010.

Overview, page 37

12.	We note your disclosure on page 38 with respect to the U.S. Army TACOM contract. Please revise to differentiate, in monetary terms, the revenue stream obtained a result of performance of the contract before January 31, 2010 and the revenue streams anticipated to be obtained after January 31, 2010 (the delivery period). For example, if you anticipate that the revenue stream you obtain from this contract will decrease substantially after January 31, 2010, please revise to disclose this fact.

Complied with by expanding the disclosure under “Management’s Discussion and Analysis on Financial Condition and Results of Operation – Overview” on page 38 as follows:

“The contract with U.S. Army TACOM (Tank-Automotive and Armaments Command) is a fixed-price contract for delivery of Tactical Water Purification Systems, which we refer to as TWPS. The contract ends for ordering purposes on January 31, 2010. Based upon orders received as of August 31, 2009, we estimate revenue on the U.S. Army TACOM contract of approximately $19.0 million in the six months ending December 31, 2009, and $19.0 million and $3.0 million in the years 2010 and 2011, respectively. We expect to receive additional orders for TWPS under the U.S. Army TACOM contract until the ordering period ends on January 31, 2010. While the demand for and revenue from TWPS currently being procured under the U.S. Army TACOM contract appear to be declining, based on the continued commitment of the U.S. government to long-running overseas contingencies operations and the need to provide high quality potable water to U.S. troops that have been deployed, we expect to receive additional orders for TWPS under other contract vehicles in the future. We also believe there will be demand to replace older TWPS with new, more technologically advanced TWPS that may have greater capacity than the current TWPS we are delivering under the U.S. Army TACOM contract. In addition, we are currently pursuing other revenue opportunities relating to our TWPS technologies.”

Liquidity and Capital Resources, page 46

13.	Please include a more specific and comprehensive discussion of the underlying drivers that led to material changes in your operating and financing cash flows. Please specifically address the terms of your accounts receivable, including changes in days outstanding for billed and unbilled accounts receivable. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Complied with by expanding the disclosure under “Management’s Discussion and Analysis on Financial Condition and Results of Operation – Liquidity and Capital Resources” on pages 46 through 48.

14.	Please include a more specific and comprehensive discussion of the terms of the significant covenants in your debt agreements. If you believe it is reasonably likely that you will not meet any debt covenants, please also present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation may allow an investor to more easily understand your current status in meeting your financial covenants.

Complied with under “Management’s Discussion and Analysis on Financial Condition and Results of Operation – Liquidity and Capital Resources – Debt and Other Obligations” on pages 48 and 49 by enhancing disclosure of the Company’s significant covenants and minimum/maximum ratios. The Company believes it is likely that it will meet the covenants in its debt agreements. As a result, the Company has not included its actual ratios as of June 30, 2009.

Critical Accounting Policies, page 48

Long-Lived Assets (Excluding Goodwill), page 49

15.	Please include a more specific and comprehensive discussion of your impairment analyses for long-lived assets. We note that you recognized an impairment charge for the value of a trade name intangible asset. Please clarify if there have been any events or changes in circumstances through the period presented that have indicated any other assets may be impaired. If any long-lived assets have been tested for recoverability, please describe the material assumptions used in your impairment analyses and provide sensitivity analyses based on reasonably likely changes.

Complied with under “Management’s Discussion and Analysis on Financial Condition and Results of Operation – Critical Accounting Policies – Long-Lived Assets (Excluding Goodwill)” on page 50. The Company has added additional disclosures to clarify that the impairment of GNA’s former trade name was appropriate as the asset was abandoned in the third quarter of 2008. The Company made this determination based upon its name change, which was made in the third quarter of 2008. There were no other impairment indicators that would indicate the carrying value of the Company’s other long-lived assets may not be recoverable and, as a result, the sensitivity analysis requested is not applicable at this time.

Goodwill and Other Intangible Assets, page 49

16.	To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each reporting unit:

•	The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

•	The amount of goodwill allocated to the reporting unit.

•	A description of the assumptions that drive the estimated fair value.

•

A discussion of any uncertainties associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that deviate from your historical results, please include a discussion of these assumptions.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

•	Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Complied with under “Management’s Discussion and Analysis on Financial Condition and Results of Operation – Critical Accounting Policies – Intangible Assets” on page 51 and “Management’s Discussion and Analysis on Financial Condition and Results of Operation – Critical Accounting Policies – Goodwill” on page 51. The Company has determined and disclosed that the estimated fair value of each reporting unit substantially exceeded its associated carrying value as of December 31, 2007 and 2008 and that therefore no goodwill impairment existed as of either such date.

Business, page 52

Overview, page 52

17.	Please revise to disclose financial information required by Item 101(b) of Regulation S-K about your two reportable segments, TIS and FMMS. Alternatively, you may insert a cross-reference to your financial disclosure regarding these segments elsewhere in the prospectus.

Complied with by including an appropriate cross-reference under “Business – Overview” on page 53.

Capabilities and Customer Solutions, page 57

Software Engineering, page 58

18.	Please revise to further describe C4ISR and Intelligence Community applications. Alternatively, please provide an appropriate cross-reference to the definitions of these applications in the “Relevant Industry Terms” section on pages 112 and 113.

Complied with by including an appropriate cross-reference under “Business – Capabilities and Customer Solutions – Capabilities – Software Engineering” on page 59.

19.	Please revise to further explain how obtaining a CMMI Level 3 certification impacts your business capabilities in software engineering.

Complied with by including the following language under “Business – Capabilities and Customer Solutions – Capabilities – Software Engineering” on page 59:

“The CMMI Level III rating certifies that we have implemented best practices associated with integrated product and process development and supplier sourcing. Using these certified practices and processes we have optimized our software production in areas such as schedule, quality, repeatability, and goal completion. The U.S. government often requires a CMMI Level III rating as a qualification to bid on complex software development and system integration projects.”

Contracts, page 62

20.	Please revise your disclosure to include a discussion of the ability of the federal government to terminate or renegotiate your contracts. See Item 101(c)(1)(ix) of Regulation S-K.

Complied with under “Business – Contracts” on page 63 by including a cross-reference to the risk factor, “Our U.S. government contracts may be terminated by the federal government at any time and, if we do not replace terminated contracts, our operating results would be adversely affected.”

Management, page 64

Board Composition, page 67

21.	Please file the Special Security Agreement dated April 18, 2007, as amended, as an exhibit to the registration statement.

Complied with. Please note that the existing agreement applies to GNA. The Company is currently in discussions with the U.S. government to amend this agreement so as to apply its key provisions to the Company, and such amendment, once agreed with the U.S. government, will be included in a supplemental amendment to the Registration Statement. Other than applying the key provisions to the Company, instead of GNA, the Company does not expect that the terms of the amended agreement will be materially different from the terms of the existing agreement.

Executive Compensation, page 71

Compensation Discussion and Analysis, page 71

22.	Please revise to discuss your philosophy with respect to setting and increasing the base salaries of your executives.

Complied with under “Executive Compensation – Compensation Discussion and Analysis – Elements of Executive Compensation – Base Salary” on page 74 by adding the following:

“We utilize base salary as the primary means of providing compensation for performing the essential elements of an executive’s job. We believe our base salaries are set at levels that allow us to attract and retain executives in competitive markets. Base salaries are reviewed annually with this objective in mind.”

Compensation Committee Process, page 72

23.	We note your disclosure that you engaged in benchmarking to determine your executives’ compensation. Please disclose the names of the comparable companies used in your analysis.

The Company does not benchmark executive compensation against any specific companies. As a private company, the Company’s practice was to use compensation survey data provided by Watson Wyatt and Washington Technical Personnel Forum – Market Pay Survey to determine market and industry executive compensation. Going forward as a public company, the Company believes its compensation committee will use public company data from comparable companies such as NCI, Inc., Argon ST, Inc. and Stanley, Inc. in determining executive compensation. As a result, the Company has revised its disclosure under “Executive Compensation – Compensation Discussion and Analysis – Overview of Our Executive Compensation Philosophy” on page 72 and “Executive Compensation – Compensation Discussion and Analysis – Elements of Executive Compensation” on pages 74 and 75 to remove any references to the term “benchmarking.”

Elements of Executive Compensation, page 72

Base Salary, page 73

24.	Please revise your disclosure to describe the specific factors you considered during your annual performance evaluation of each executive to determine whether a merit salary increase was appropriate. See Item 402(b)(1)(v) of Regulation S-K.

Complied with under “Executive Compensation – Compensation Discussion and Analysis – Elements of Executive Compensation – Base Salary” on pages 74 and 75 by expanding the disclosure as follows:

“In general, base salaries for our named executive officers are initially established through arm’s-length negotiation at the time the executive is hired, taking into account such executive’s qualifications, experience and prior salary. Base salaries of our named executive officers are approved and reviewed annually by our Chief Executive Officer, and in the case of our Chief Executive Officer’s base salary, by our compensation committee. Annual merit adjustments to base salaries are made to align base salary with an executive officer’s responsibilities, individual contribution, prior experience and sustained performance. Performance evaluations are conducted annually to determine merit increases for all employees including executives. The performance evaluation includes the following 16 performance factors:

•	Attendance/Punctuality

•	Knowledge

•	Problem Solving and Creativity

•	Judgment/Decision Making

•	Planning and Organization

•	Flexibility and Adaptability

•	Ability to Work Independently

•	Ability to Work With Others

•	Acceptance of Supervision/Criticism

•	Productivity/Efficiency

•	Quality of Output

•	Effectiveness of Customer Relations

•	Company Identification

•	Written Expression

•	Oral Expression

•	Ability to Direct Activities of Others

The performance factors are graded from 1 to 5, with 5 being the highest or exceptional performance. The grading results determine an executive officer’s eligibility for a merit increase. To be eligible for a merit increase, the executive officer must receive an acceptable rating and the compensation survey data that we use must support that an increase in base salary is warranted. We consider the year-to-year merit increases that we have implemented to be in line with industry standards.

Other factors that we may take into account in deciding upon base salary increases include the executive officer’s current salary, equity ownership, if any, and pay equity relative to an executive officer’s peers within our company, which we analyze by comparing the pay of each executive officer to other members of the management team. In making decisions regarding salary increases, we may also draw upon the experience of members of our board of directors with other companies. We have historically reviewed anonymous private company compensation surveys when setting and adjusting base salaries. Base salaries are also reviewed in the case of promotions or other significant changes in responsibility.”

Short-Term Non-Equity Incentive Compensation, page 73

25.	Please revise the last paragraph to explain why you determined to use preliminary unaudited calculations of the performance measures (rather than audited calculations) in determining the payments to be distributed to the executives. Please also expand your discussion to include your policies, if any, regarding the adjustment or recovery of awards if the performance measures, as reflected by the final audited financial calculations, are different from the preliminary unaudited calculations. See Item 402(b)(2)(viii) of Regulation S-K.

Complied with under “Executive Compensation – Compensation Discussion and Analysis – Elements of Executive Compensation – Short-Term Non-Equity Incentive Compensation” on page 75 by revising the disclosure as follows:

“In the past, short-term non-equity incentive compensation payments have been distributed prior to March 31 of each year. Since audited financial information has not,

historically, been available until April, the compensation committee established the threshold, target and stretch goals and distributed short-term non-equity incentive compensation payments based on preliminary unaudited calculations of the performance measures. To date, there has been no material change between the unaudited financial information used to determine satisfaction of performance measures and our actual audited financial information. If, however, there were a material change between the audited and unaudited financial information that affected the payment to an executive officer, corresponding adjustments would be made to such executive officer’s short-term non-equity compensation payment. Going forward as a public company, we intend to award short-term non-equity incentive compensation based upon achievement of performance measures using audited financial information.”

2008 Performance Measures Under Management Performance Incentive Plan, page 75

26.	Please revise to provide the full name and description of the business units referred to as “GDE” and “GMS.”

Complied with.

Executive Employment Contracts and Potential Payments upon Termination …, page 84

Employment Agreements, page 84

27.	Please file all employment agreements and separation agreements entered into with your current and former named executive officers. See Item 601(b)(10)(iii) of Regulation S-K.

Complied with. The Company has also filed the form of Employment Agreement for Ronald Jones, who is expected to become an executive officer of the Company concurrent with the closing of the initial public offering.

Principal and Selling Stockholders, page 94

28.	Please revise to disclose how each selling stockholder acquired the shares of your common stock.

Complied with by including the requested disclosure in the footnotes to the table under “Principal and Selling Stockholders” on page 97.

Related Party Transactions, page 96

29.	Please file the management services agreement with GSG Holding (United Kingdom) Limited as an exhibit to the registration statement. Alternatively, please tell us supplementally why you believe you are not required to file this agreement as an exhibit.

Complied with.

30.	Please file the subcontracting agreement with GIS as an exhibit to the registration statement. Alternatively, please tell us supplementally why you believe you are not required to file this agreement as an exhibit.

Complied with.

31.	Please file the trademark license agreement as an exhibit to the registration statement.

Complied with.

Description of Capital Stock, page 98

Registration Rights, page 98

32.	Please file the Registration Rights Agreement as an exhibit to the registration statement.

Complied with by filing the form of Registration Rights Agreement.

Certain Other Provisions of our Charter and Bylaws and the Delaware Law, page 100

Board of Directors, page 100

33.	We note your disclosure that your board of directors will have seven members upon completion of the offering. On page 64, you list only six individuals as members of your board of directors. If you select an additional director before the registration statement is declared effective, please be advised that you must revise your prospectus to include the information required under Item 401 of Regulation S-K with respect to the new director. Further, you must file the new director’s consent to being named in the registration statement pursuant to Rule 438 of Regulation C.

The Company is in the process of interviewing candidates to join the Board of Directors as a seventh member of the Board. The Company is seeking a candidate that would be an “independent” director for purposes of the Nasdaq listing standards and SEC rules as well as an “audit committee financial expert” under the SEC rules. The Company plans to appoint this director and include his or her name as a director in the next amendment to its Registration Statement. In addition, the Company acknowledges the need to comply with Item 401 of Regulation S-K and Rule 438 of Regulation C upon the appointment of the new director.

Business Combinations under Delaware Law, page 100

34.	Please revise your disclosure to further explain how your election to refrain from governance under Section 203 of the DGCL affects your ability to engage in business combinations with interested stockholders and the effect such election has on the potential for merger, takeover or change in control attempts that are not approved by the board of directors.

Complied with by expanding the disclosure under “Description of Capital Stock – Certain Other Provisions of our Charter and Bylaws and the Delaware Law – Business Combinations under Delaware Law” on page 102 as follows:

“Our decision to opt out of Section 203 of the DGCL provides us greater flexibility in engaging in business combinations with interested stockholders and increases the potential for the success of a hostile merger or other takeover or change in control transaction that is not approved by our board of directors.”

Reports of Independent Registered Public Accounting Firm, pages F-2 and F-3

35.	Please have the accounting firm include the city and state where their reports were issued as required by Rule 2-02(a) of Regulation S-X.

Complied with.

Note 2. Summary of Significant Accounting Policies, page F-9

General

36.	It appears to us from your disclosure on page 18 that you provide product warranties to your customers. Please disclose how you account for these obligations and provide the disclosures required by FIN 45.

Complied with. In limited circumstances, the Company has provided product warranties to its customers. However, to date, the Company has not had any material warranty claims that would make it necessary to record a warranty obligation. The Company has added new disclosure in Note 2. Summary of Significant Accounting Policies under the caption “Product Warranties” on page F-13 regarding its warranty obligations as required by FIN 45.

Revenue Recognition, page F-9

37.	To the extent applicable, please provide the disclosures required by paragraphs 65-67 and 84 of SOP 81-1, including the amounts of claims recognized.

Complied with by including additional disclosure as requested by the Staff in Note 2. Summary of Significant Accounting Policies – Revenue Recognition on page F-9.

Goodwill, page F-11

38.	Please provide goodwill disclosures by reportable segment as required by paragraph 45 of SFAS 142. Also, please clarify how your goodwill impairment policy complies with the two-step method. Refer to paragraphs 19-21 of SFAS 142.

Complied with by including the additional disclosures as requested by the Staff in Note 2. Summary of Significant Accounting Policies – Goodwill on page F-11. In addition, the

Company has provided the amount of goodwill by reportable segment in Note 16. Information on Reportable Segments on page F-30.

Note 3. Accounts Receivable, page F-14

39.	Please include a roll-forward of your allowance for doubtful accounts for each period presented as required by Rule 5-04 of Regulation S-X.

Complied with by including Schedule II—Valuation and Qualifying Accounts on page F-31 in support of the Company’s allowance for doubtful accounts for each period presented.

Note 9. SFA Acquisition, page F-18

40.	Please more specifically discuss the nature of your customer relationships and contract backlog and how their values and respective useful lives were determined.

Complied with by including the additional disclosure as requested by the Staff in Note 9. SFA Acquisition on page F-19.

Note 10. Stock-Based Compensation Plans, page F-19

41.	We note that your stock option plan requires adjustments to exercise prices when distributions are made to shareholders. Please clarify how you account for these re-pricings including any consideration of paragraph 51 of FAS 123(R).

Please provide the following additional disclosures related to the fair value of equity instruments:

•	Whether the valuation you used to determine the fair value of equity instruments was contemporaneous or retrospective.

•	If the valuation specialist was a related party, a statement indicating that fact.

•	The intrinsic value of outstanding equity instruments based on the estimated IPO price.

•	A discussion of the significant factors, assumptions and methodologies used in determining fair value during the periods presented.

•	A discussion of each significant factor contributing to the difference between the fair values as of each grant date and the estimated IPO price.

•	The reason management chose not to obtain a contemporaneous valuation, if applicable.

With respect to the Staff’s request in the first paragraph of this comment, the Company has added supplemental disclosure in Note 10. Stock-Based Compensation Expense on page F-21 to clarify how the Company accounts for re-pricings associated with its stock options as requested by the Staff.

With respect to the Staff’s requests in the first and fourth bullets of the second paragraph of this comment, the Company has complied by adding certain supplemental disclosures related to the fair value of its equity instruments as requested by the Staff in Note 10. Stock-Based Compensation Expense on page F-22 including how management prepared its valuations and a discussion of Company’s fair value methodologies employed.

With respect to the Staff’s requests in the second and sixth bullets of the second paragraph of this comment, the Company notes that such bullets are inapplicable. With respect to the Staff’s requests in the third and fifth bullets of the second paragraph of this comment, the Company respectfully submits to the Staff the following timeline and analysis regarding its issuance of equity awards:

Prior to SFA’s acquisition by GLOBAL in February 2007, SFA valued its common stock for purposes of equity awards based on contemporaneous valuations prepared by management. All of the Predecessor equity awards were effectively settled upon the sale of SFA to GLOBAL. In connection with the acquisition of SFA by GLOBAL, 36,600 new stock options were issued to management with an exercise price equal to the price per share paid by GLOBAL to acquire SFA, which was clearly indicative of fair value at the time. GNA (formerly SFA) subsequently granted stock options on the following dates: 7,411 in August 2008; 3,000 in January 2009; 3,600 in April 2009; and 3,000 in May 2009.

Beginning with the stock options granted in August 2008, management determined the fair value of GNA’s common stock for purposes of its equity awards utilizing the market approach. Under the market approach, management valued GNA’s common stock based on a multiple of the most recent earnings of GNA as measured by its historical EBITDA, as adjusted on a trailing twelve months basis, using the same multiple of EBITDA, as adjusted implied by the purchase price paid by GLOBAL in February 2007. This approach was also used by management for the grants made by in August 2008 and January 2009, applying the same multiple to the trailing twelve months EBITDA, as adjusted through June 30, 2008, and for the grants made in April and May 2009, applying the same multiple to the trailing twelve months EBITDA, as adjusted through March 31, 2009. Management believes that the use of the same multiple in 2007, 2008 and 2009 was appropriate based on its knowledge of the industry and comparable companies. In addition, this multiple was further affirmed as discussed below. The fair value of GNA’s common stock as determined by management using the market approach was approximately $203 per share for the August 2008 and January 2009 grants and approximately $310 per share for the April and May 2009 grants, which per share amounts were used to establish the exercise prices for the options issued on those dates. This represents a 53% increase in value and is primarily attributable to the continued improvements in GNA’s operating performance as further described below.

In discussions with the Company concerning the IPO in August 2009, the Company’s lead underwriter, Cowen and Company, LLC, provided it with an estimated IPO valuation derived from a range of enterprise values for

GNA less a 15% IPO discount. The range of enterprise values for GNA was determined by reference to a range of multiples of GNA’s 2010 projected EBITDA, as adjusted on a basis consistent with the adjustments to EBITDA underlying GNA’s prior stock option grants, using public company guideline multiples. Based on these discussions, the Company believes that the midpoint of the anticipated offering price range represents only an approximately 15% increase over the fair value per share underlying the stock options granted in May 2009. The lead underwriter has advised the Company that this estimated IPO valuation remains subject to adjustment based on changes in the Company’s projected results, changes in market conditions, fluctuations in public company guideline multiples and other relevant factors. The Company further notes that immediately prior to the IPO, the Company will effect a restructuring whereby it will assume all options previously granted by GNA.

The increase in the valuations used for purposes of GNA’s equity awards made during the period from February 2007 through May 2009 and the expected increase in the GNA’s enterprise value from the May 2009 option grant to the expected date of the initial public offering are substantially due to the growth of GNA’s EBITDA, as adjusted over the same periods. GNA’s EBITDA, as adjusted in the period from its acquisition by GLOBAL through December 31, 2007 was $9.2 million, for 2008 it was $20.9 million, and it is expected to be slightly over $20 million in 2009. Over this same period, during which EBITDA, as adjusted is expected to more than double, the increase in the fair value of GNA’s common stock for purposes of its equity awards has shown a similar trend, with the first group of options granted in February 2007 having an exercise price of $167 per share, and the latest group of options granted in May 2009 having an exercise price of approximately $310 per share, or nearly double that of the February 2007 options.

As discussed above, the most recent estimated enterprise value communicated by the Company’s lead underwriter implies an initial public offering price that represents an approximate 15% increase over the fair value per share underlying the stock options granted in May 2009. From a sensitivity standpoint, had management used this value for GNA’s most recently issued equity grants in April and May 2009, additional stock compensation expense on a pretax basis of approximately $220,000 would have been incurred by GNA assuming no forfeitures. This equates to approximately $55,000 compensation expense per year assuming a normal straight-line attribution method as is the Company’s policy. This would represent less than 1% of total estimated pretax income for 2009.

The Company believes that the market approach based valuation method utilized by management for determining the fair value of GNA’s common stock has resulted in a reasonable and appropriate method of accounting for its stock based compensation awards, as the valuation of the common stock at each grant date used a consistent method and was based on contemporaneous information available to management at the time. As a result, the Company respectfully submits that the information disclosed in Note 10. Stock-Based Compensation Expense beginning on page F-20 regarding its equity awards is sufficient and in compliance with SFAS No. 123R and no further disclosures are needed.

Note 11. Provision for Income Taxes, page F-22

42.	Please more specifically discuss how you determined that realization of your deferred tax assets is more likely than not.

Complied with by including additional disclosure as requested by the Staff in Note 11. Provision for Income Taxes on page F-25.

Note 16. Information on Reportable Segments, page F-27

43.	We note that you aggregate your operating segments into two reportable segments. Please provide us additional information on the number and nature of the operating segments you aggregate and demonstrate to us how you determined that aggregation is appropriate and complies with SFAS 131.

The Company has identified three operating segments based on how the Chief Operating Decision Maker (“CODM”) allocates resources and assesses operating performance of the Company. The Company’s three operating segments are Global Defense Engineering (“GDE”), Global Missions Systems (“GMS”), and The Analysis Corporation, which is a separate legal entity (“TAC”). TAC was acquired in 2003 by the Company. Even though the business characteristics of TAC and GMS were very similar, TAC was historically maintained as a separate legal entity to maintain separation of the business for continuity of existing contracts of TAC, to continue to maintain employee benefit structures under ERISA rules, even though the overall benefit plans were very similar, and to maintain separate records of the assets of TAC for income tax purposes. Changes in spending by the U.S. government for services in support of programs to combat terrorism both at home and abroad and other significant events related to U.S. homeland security are expected to have similar economic effects on both operating segments, which is a strong indicator that the two operating segments are economically similar. The Company has determined that the GMS and TAC operating segments can be aggregated into a reportable segment in accordance with paragraph 17 of SFAS No. 131 because both operating segments have similar economic characteristics and are similar in each of the following areas:

•

The nature of products and services. Both operating segments provide highly technical services in information technology and technical analysis to branches of the U.S. government. The primary disciplines that are employed in delivering the services are software engineering, systems engineering and experience with the Company’s customers’ mission requirements. The missions of the customers of both segments, and the services provided by the Company, are for defense-related activities that allow the U.S. government to secure and defend the homeland.

•

The nature of the production processes. Both operating segments primarily deliver services by providing technically qualified personnel to meet specific customer requirements as outlined in the terms of the Company’s U.S.

government contracts. Both operating segments employ similar organizational and project management structures to deliver these contract services. Both operating segments share common organizational functions such as human resources administration, contracts management, accounting, information systems and networks, marketing and business development. Also, each operating segment has the ability to use certain staff interchangeably.

•

The type or class of customer for products or services. Both operating segments provide services primarily to branches of the U.S. government. SFAS No. 131 states that a governmental organization is considered one customer for disclosure purposes. Even though SFAS No. 131 does not state that a governmental organization is considered one customer for aggregation purposes, the reference to this in the paragraph regarding disclosure of major customers is an indicator that branches of a government are considered a similar type of class of customer. Furthermore, the agencies that these two operating segments serve are very similar by virtue of their national security focus.

•

The method used to distribute products or provide services. Both operating segments utilize highly skilled employees to provide IT, software engineering, systems engineering and other technical services. Substantially all of the services are provided under U.S. government contracts, as prime contractor or as a subcontractor to another prime contractor. These contracts have very similar terms and conditions. The types of contracts in both operating segments are generally either time-and-materials or cost-plus depending on the nature of the services being performed and the customer’s preference for use of a particular contract type for any particular activity.

•

The nature of the regulatory environment. Both operating segments must comply with the U.S. government’s procurement regulations and industrial security rules applicable to government contracts performing classified work. This regulatory environment requires that both GMS and TAC bid for contracts with the same complex requirements, and price their bids for work and recognize contract costs and revenues on the same basis. The environment places very stringent requirements on personnel practices, contract administration, accounting and security procedures that are implemented in the same manner across both operating segments, often through common organizational elements as noted above.

Both the GMS and TAC operating segments exhibit similar long-term financial performance because of similarities in their customers and the world events that drive the demand for services from those customers. The two operating segments also have similar economic characteristics because of the similarity in their customers and the common operating and regulatory environment. The key measures of operating performance of the two segments, as reflected in the reports utilized by the CODM, are revenue and gross profit. Both of these operating segments have shown continuous growth in revenues for the last several years as a result of growing demand for technical services from the community of agencies responsible for national security. Both segments have also delivered consistent profitability over recent years.

The Company believes that its gross profit margins for the GMS and TAC operating segments, which were 17.5% and 16.9%, respectively, for the six month period ended June 30, 2009, are indicative of the long-term average gross margins of each operating segment in the future. This is consistent with management’s current estimated forecasts for each operating segment.

The two operating segments also have common capital requirements and cash flow characteristics. Both of the segments provide their services from leased office space or on customer sites. Neither segment has significant requirements for capital expenditures for property and equipment. In fact, the primary need for capital expenditures is for IT equipment and systems that are used jointly by the two operating segments. In addition, by the common nature of their government contracts and customers, the two operating segments have similar working capital requirements, since the billing provisions in their contracts are the same and payment practices of their customers are identical by regulations and very similar in actual practice.

For the foregoing reasons, the Company believes that aggregation of the GMS and TAC operating segments into one reportable segment is appropriate as all of the criteria in paragraph 17 of SFAS No. 131 have been met.

Part II. Information Not Required in Prospectus

Item 17. Undertakings

44.	Please revise to include the undertakings required by Item 512(i) of Regulation S-K.

Complied with.

Signatures

45.	Please revise to provide the signatures of at least a majority of the board of directors of the company. We note that only two directors have signed in this capacity, although the prospectus states that you have six directors. See Instruction 1 to the “Signatures” section of Form S-1.

Ronald Jones and Paul White are the only current directors of the Company. Both of these directors signed the Registration Statement. Prior to the effectiveness of this offering, as described in the Registration Statement, the Company intends to affect a number of reorganization and corporate governance actions that will result in the six directors referenced in the Registration Statement, who are currently directors of the Company’s operating subsidiary, GNA, becoming the six members of the board of directors of the Company. Mr. White will resign as a director at such time.

*            *            *

The Company acknowledges the following:

•	the Company is fully responsible for the adequacy and accuracy of the filing;

•

Staff comments, changes to disclosure in response to Staff comments or the declaration of effectiveness of the filing do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt consideration of these matters. If you have further questions or require additional information, please do not hesitate to contact me at 202.663.9201.

Sincerely,

/s/ Jeffrey B. Grill

Jeffrey B. Grill

Enclosures

cc:	Chambre Malone, Staff Attorney

Patricia Armelin, Staff Accountant

Anne McConnell, Assistant Chief Accountant

John Hillen, Chief Executive Officer

Christopher Paci, DLA Piper LLP (US)

Daniel C. Frey, PricewaterhouseCoopers LLP